Exhibit 3.4
STATE OF DELAWARE
CERTIFICATE OF AMENDMENT
OF CERTIFICATE OF INCORPORATION

MCF Corporation (the "Corporation"), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, DOES HEREBY CERTIFY:

FIRST: That at a meeting of the Board of Directors of the Corporation resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of the Corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

WHEREAS, management recommends that each current member of the Board be presented for re-election; that a request for authority to amend the articles of incorporation to allow for a 1-for-7 reverse stock split within two years of approval; that 1.5 million shares of common stock be added to the MCF Corporation 2003 Stock Option and Incentive Plan; and that a new Directors’ Stock Option and Incentive Plan be created with 840,000 shares;

NOW, THEREFORE, it is hereby:

RESOLVED, that management’s recommendations be approved and a Proxy including these terms be prepared and delivered to the stockholders.

SECOND: That thereafter, pursuant to resolution of its Board of Directors, a regular meeting of the stockholders of the Corporation was duly called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the following amendment to be included immediately after the first paragraph of the Fourth Article of the Company’s Certificate of Incorporation, as amended:

1-for-7 Reverse Stock Split Ratio
Effective at 4:30 p.m., New York City time, on the date of filing of this Certificate of Amendment with the Delaware Division of Corporations (the “Reverse Split Effective Time”), every seven issued and outstanding shares of the Common Stock issued and outstanding shall be automatically changed and reclassified, as of the Reverse Split Effective Time and without further action, into one fully paid and nonassessable share of the Common Stock. No fractional share shall be issued in connection with the foregoing reverse stock split; and all shares of Common Stock so split that are held by a stockholder will be aggregated subsequent to the foregoing reverse stock split and each fractional share resulting from such aggregation of Common Stock held by such stockholder shall be rounded up to the nearest full share. Any stock certificate that represented shares of Common Stock immediately before the Reverse Split Effective Time shall, automatically and without the need to surrender the same for exchange, represent the number of shares of Common Stock immediately after the Reverse Split Effective Time resulting from the reverse stock split.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by its authorized officer this 15th day of November, 2006.

By:

_________________________________

D. Jonathan Merriman
Chairman and Chief Executive Officer
MCF CORPORATION